UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the year period ended December 31, 2019.

☐	Transition Report on Form 10-K.
☐	Transition Report on Form 20-F.
☐	Transition Report on Form 11-K.
☐	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PATAGONIA GOLD CORP.
(formerly, Hunt Mining Corp.)
Full Name of Registrant

333-182072	445645500
SEC File Number	CUSIP Number

Suite 2200, 885 West Georgia Street
Vancouver, British Columbia V1C 3E8
 (Address of principal executive office, including zip)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

This annual report is the first annual report after the completion of the reverse acquisition. The consolidation required a) conversion of comparative from IFRS to US GAAP, b) restatement for hyperinflationary adjustments, c) significant new note disclosures for the combined entity.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Matias Argarate
(+5411) 52786950

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.

	Yes ☐	No ☒

Form 10-Q for the period ended September 30, 2019.

3.
Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒	No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patagonia Gold Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized on this 24th day of March, 2020.

Patagonia Gold Corp.
(the "Registrant")

BY:	CHRISTOPHER van TIENHOVEN
Christopher van Tienhoven
Chief Executive Officer